Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
Phone: +55 61 3429-5600

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: +55 61 3429-5673

TELEMIG CELULAR PARTICIPAÇÕES S.A.
REPORTS SECOND QUARTER 2005 RESULTS

–	Telemig Celular launched its operations in the Triângulo Mineiro region
–	Client base reached almost 3.0 million in the quarter
–	EBITDA of R$108.1 million or 40.9% of net service revenues

Brasília, Brazil, August 08, 2005 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications service provider in the State of Minas Gerais, today announced its second quarter 2005 results. The Company registered 115,476 new customers in the quarter, increasing its client base to 2,973,130. EBITDA reached R$108.1 million in 2Q05, representing 40.9% of net service revenues. Year-to-date, EBITDA reached R$205.3 million, representing 40.5% of net service revenues.

Operating Highlights:

Net additions of 115,476 subscribers in the 2Q05

The Company’s customer base reached 2,973,130 in the second quarter of 2005, representing an 18% increase when compared to the same period of last year. In the quarter, net additions amounted to 115,476. Year-over-year, net additions reached 453,991.

In 2Q05, prepaid net additions were 91,373, bringing the total prepaid base to 2,185,885 or 74% of the total base. The postpaid base increased by 24,103 subscribers, ending the quarter with 787,245 subscribers or 26% of the total base.

CLIENT BASE (000s)

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Churn rate

In the second quarter of the year, the blended annualized churn rate slightly increased to 34% from the 33% registered in the previous quarter as a result of higher churn rates in both segments. When compared to the previous quarter, the annualized churn rate for both segments increased by approximately 1 p.p. This small increase is associated with the profile of clients acquired by the end of 2004.

CHURN RATE (annualized)

Operating revenues

Net service revenues totaled R$264.5 million in the quarter, an increase of R$22.1 million or 9.1% over the previous quarter, primarily resulting from the increase in outgoing traffic revenues, which was derived from higher roaming-in revenues, increased outgoing tariffs (average increase of 2%, effective as of April 1), lower number of minutes offered as discounts to clients and increased customer base.

Net equipment revenues in the quarter totaled R$23.8 million, an increase of 17.4% when compared to the R$20.3 million registered in 1Q05. This increase was already expected due to higher equipment sales during Mothers’ Day and Valentine’s Day sales campaigns.

As a result, total net revenues were R$288.3 million in the quarter, 9.7% higher when compared to the previous quarter. Year-to-date, total net revenues reached R$551.1 million.

Data revenues, as a percentage of net service revenues, reached 5.2% in the quarter and 5.6% year-to-date.

In the second quarter of the year, handset subsidies for client acquisitions were R$15.7 million or R$43.4 per gross addition, compared to R$9.0 million or R$28.5 per gross addition registered in the 1Q05. This increase was a direct result of the aforementioned Mother’s Day and Valentine’s Day sales campaigns and the growing competition in the market.

Operating costs and expenses

Cost of services in the second quarter of 2005 totaled R$63.0 million, 6.2% lower when compared to the previous quarter. This difference is mainly due to declining interconnection costs. Such costs have decreased due to lower costs associated with cloned calls during the quarter.

Selling and marketing expenses in 2Q05 remained fairly stable when compared to the previous quarter, reaching approximately R$53 million. When compared to 1Q05, selling and marketing expenses as a percentage of net service revenues decreased to 20.1% from 22.1%.

Despite competitive pressures, customer acquisition cost in the second quarter of 2005 remained fairly stable at R$147, compared to R$145 reported in the previous quarter.

www.telemigholding.com.br  - 2/13

Retention costs, as a percentage of net service revenues, remained fairly stable at 13.0% in 2Q05, compared to 12.6% registered in 1Q05.

G&A reached R$19.4 million in 2Q05, representing 7.3% of net service revenues. When compared to the previous quarter, G&A increased by approximately R$8 million. This increase is primarily explained by two non-recurring events that positively impacted G&A in 1Q05 by more than R$7 million: a reversal of ICMS (VAT) and a recovery of expenses from suppliers. For the coming quarters G&A is expected to remain in the range of 6% to 8% of net services revenues.

Bad debt as a percentage of net service revenues remained stable at 1.9% when compared to the previous quarter. When calculated against total net revenues, bad debt remained stable at 1.7% in 2Q05 when compared to the first quarter of the year.

Bad Debt

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) in 2Q05 totaled 189, which is in line when compared to the 187 registered in the previous quarter. Postpaid ARPU (average revenue per user) increased by 6.7% reaching R$68.7 in 2Q05, compared to R$64.4 registered in the 1Q05, as a consequence of seasonality and the aforementioned tariff increase implemented in the beginning of the quarter.

In the second quarter of the year, prepaid MOU remained fairly stable, reaching 32 minutes. Prepaid ARPU totaled R$11.8 in 2Q05, representing a R$0.8 decrease when compared to 1Q05.

As a result, blended ARPU in 2Q05 remained stable at R$26.9 compared to R$26.6 registered in 1Q05.

ARPU (R$)

1 -  Operating under SMC rules.
2 -  SMP was implemented as of August 2004.
3 -  Estimates considering SMP rules.

www.telemigholding.com.br  - 3/13

Market share estimated at 41% in the quarter

Total market share was estimated at 41% in the second quarter of the year. Excluding Triângulo Mineiro region, market share was estimated at 44% compared to 46% registered in the previous quarter. For the Triângulo Mineiro region, market share was estimated at 4%.

Total gross sales share for 2Q05 was estimated at 40%. Excluding Triângulo Mineiro region, gross sale share was estimated at 39% compared to the 37% registered in the 1Q05. For the Triângulo Mineiro region, gross sale share was estimated at 51%.

EBITDA margin of 40.9% of net service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) in the second quarter of 2005 reached R$108.1 million and 40.9%, respectively, compared to R$97.2 million and 40.1% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$205.3 million and 40.5%, respectively.

EBITDA (R$ millions)

Depreciation and amortization

In 2Q05, depreciation and amortization expenses reached R$60.4 million, in line with the R$59.9 million reported in the previous quarter. Year-to-date depreciation and amortization expenses reached R$120.3 million.

Net financial income of R$42.0 million for the year

	R$ millions
	1Q05	2Q05
Interest Expense (a)	(18.5)	(41.2)
Interest Income (b)	39.3	36.0
Foreign Exchange Gain (Loss) (c)	(1.9)	47.2

Net Financial Income (Expense)	18.9	42.0
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on gains resulting from hedging operations and own capital interest revenues (if any); b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

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DETAILED FINANCIAL EXPENSE INFORMATION

	R$ millions
	1Q05	2Q05
Expense related to debt denominated in foreign currency	(11.3)	38.9
Gain (loss) on hedging operations	(3.1)	(21.0)

Sub-total	(14.4)	17.9
Expense related to debt denominated in Reais	(1.9)	(1.3)

Financial expense (debt related)	(16.3)	16.6
Net financial expense (not related to debt)**	(1.6)	(7.7)

Sub-total	(17.9)	8.9
Interest income - cash investing activities	36.8	33.1

Net Financial Income (Expense)	18.9	42.0

* Net of PIS/COFINS
** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF

Net income of R$41.8 million in the quarter

Net income in 2Q05 totaled R$41.8 million, or R$2.360 per ADS (R$0.118 per thousand shares). When compared to 1Q05, net income increased by 27.4% or R$9.0 million. Year-to-date, net income reached R$74.5 million, or R$4.213 per ADS (R$0.211 per thousand shares).

Total debt of R$345.0 million in the quarter

Total debt was R$345.0 million, 92% of which was denominated in foreign currencies (89% denominated in U.S. Dollars and 3% denominated in a currency basket index from BNDES). Of the total debt denominated in foreign currencies, 42% was hedged.

Negative net debt of R$363.4 million

As of June 30, 2005, the Company’s indebtedness was offset by cash and cash equivalents (R$726.8 million) but was impacted by accounts payable from hedging operations (R$18.3 million), resulting in a negative net debt of R$363.4 million.

NET DEBT (R$ million)

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Investments totaled R$96.2 million for the quarter

During the second quarter of 2005, Telemig Celular’s capital expenditures were R$96.2 million. Year-to-date investments totaled R$112.4 million. The breakdown of such investments is as follows:

CAPEX breakdown

CAPEX (R$ millions)	2Q04	3Q04	4Q04	1Q05	2Q05
Network	8.9	57.9	151.7	7.5	88.0
IS/IT	5.7	5.3	10.9	5.8	3.6
Others	3.0	9.3	25.2	2.8	4.6
T O T A L	17.6	72.5	187.8	16.1	96.2

Debt payment schedule

Year	R$ millions	% in foreign currency denominated debt
2005	107.8	74.9%
2006	49.1	100.0%
2007	0.1	100.0%
2008	-	-
2009	188.0	100.0%

Free cash flow

Free cash flow in the quarter reached R$0.6 million compared to negative R$8.1 million registered in the previous quarter. Year-to-date, free cash flow amounted to negative R$7.5 million.

Strong financial ratios

Ratios	2Q04	3Q04	4Q04	1Q05	2Q05
Net Debt/EBITDA (1)	(0.60)	(0.76)	(1.02)	(1.04)	(.86)
Net Debt/Total Assets	(16%)	(10%)	(23%)	(22%)	(19%)
Interest Coverage Ratio (1)	12.0	10.3	10.8	9.6	9.5
Current Liquidity Ratio	3.2	3.1	2.0	2.3	2.2
(1) Last twelve months.

Triângulo Mineiro Region

Telemig Celular started operating in the Triângulo Mineiro region on May 30, 2005. The new network is fully based on GSM Edge technology. Triângulo Mineiro’s population is estimated at 1.8 million inhabitants, making Telemig Celular’s operation area reach approximately 19 million people, or 10% of the Brazilian market.

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VU-M Adjustment

Telemig Celular implemented a 4.5% adjustment in the Remuneration Value for the Use of Network of the SMP (VU-M) exclusively for local calls between the Company and the following operators: Oi, TIM, CTBC (Fixed and Mobile) and Telemar. As of July 17, 2005, Telemig Celular’s VU-M increased from R$0.41611 to R$0.43483 (with no taxes) and from R$0.43187 to R$0.45130 (with taxes). The value of the new remuneration fee for network use is temporary and any change on it will depend on an agreement reached among the companies mentioned above.

Outlook

Telemig Celular expects mobile penetration within the Company’s area to increase from current 39% to 45%-48% by the year-end. For the third quarter of 2005, Telemig Celular expects to maintain gross sales share ranging between 35%-40%. Net additions are expected to come primarily from prepaid subscribers. ARPUs for both postpaid and prepaid subscribers are expected to remain fairly stable. Bad debt, as a percentage of net service revenues, is expected to range between 2.0% and 2.5% in 3Q05. Total capital expenditures for the year are expected to reach approximately R$335-385 million, including the start-up in the Triângulo Mineiro Region.

*************************

www.telemigholding.com.br  -  7/13

For additional information please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5600/5673/5616/5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

NEXT EVENTS
Conference Call
Phone: 1 (973) 409-9258
Date: August 09, 2005
Time: 11:00 a.m. (EDT) / 12:00 p.m. (Brasília)
APIMEC MG
Venue: Telemig Celular
Date: August 09, 2005
Time: 06:00 p.m.
APIMEC SP
Venue: Hotel Intercontinental
Date: August 11, 2005
Time: 08:30 a.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br  -  8/13

OPERATIONAL DATA

	2004		2005			Var. %

	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD	(2Q05/1Q05)

Licensed Pops (in millions)	16.8	16.8	17.0	17.0	19.0	19.0	11.8%

Clients	2,519,129	2,595,567	2,777,282	2,857,654	2,973,130	2,973,130	4.0%
Postpaid	733,537	731,985	756,810	763,142	787,245	787,245	3.2%
Prepaid	1,785,602	1,863,582	2,020,472	2,094,512	2,185,885	2,185,885	4.4%

MOU Incoming	0.0%
Postpaid	58	68	79	79	72	71	3.5%
Prepaid	28	28	31	26	25	25	-4.2%
MOU Outgoing	0.0%
Postpaid	141	135	130	117	117	117	0.1%
Prepaid	9	9	9	8	7	7	-8.9%

Total Outgoing Traffic (Million of Minutes)	352.9	345.6	338.7	313.6	314.9	628.4	0.4%
Total Incoming Traffic (Million of Minutes)	273.7	303.1	354.3	318.1	324.6	642.7	2.0%

Average Revenue per User - ARPU (R$)	35.8	31.8	30.8	26.5	26.9	26.7	1.2%
Postpaid	82.8	75.4	73.6	64.4	68.7	66.5	6.7%
Prepaid	16.2	14.3	14.2	12.6	11.8	12.2	-6.6%

Service Revenues (R$ millions)
Monthly Fee	60,062	58,920	54,614	53,904	57,764	111,668	7.2%
Outgoing Traffic	91,734	78,069	79,666	75,185	95,730	170,915	27.3%
Incoming Traffic	108,421	98,887	102,092	90,503	88,852	179,355	-1.8%
Other	17,445	19,317	21,151	22,863	22,163	45,026	-3.1%

TOTAL	277,662	255,193	257,523	242,455	264,509	506,964	9.1%

Data Revenues (% of net serv. revenues)	4.4%	5.2%	4.8%	6.0%	5.2%	5.6%	-0.8 p.p.

Cost of Services (R$ millions)	0.0%
Leased lines	8,122	6,857	10,038	11,871	13,949	33,428	17.5%
Interconnection	48,146	30,728	20,222	19,648	12,966	139,559	-34.0%
Rent and network maintenance	10,395	10,581	11,886	12,753	14,502	42,413	13.7%
FISTEL and other taxes	13,005	11,867	14,625	13,355	14,502	51,884	8.6%
Other	3,065	7,308	7,900	9,549	7,110	25,104	-25.5%

TOTAL	82,732	67,342	64,672	67,176	63,029	292,388	-6.2%

Churn - Annualized Rate	31.1%	34.1%	30.2%	33.4%	34.3%	33.8%	0.9 p.p.
Postpaid	23.2%	21.4%	21.9%	23.5%	24.8%	23.5%	1.3 p.p.
Prepaid	34.4%	39.1%	33.5%	37.0%	37.7%	37.0%	0.7 p.p.

Cost of Acquisition (R$)	113	121	132	145	147	146	1.4%
Retention Costs (% of net serv. revenues)	9.3%	11.0%	6.9%	12.6%	13.0%	12.5%	0.4 p.p.
CAPEX (R$ millions)	17.6	72.5	187.9	16.1	96.2	112.4	496.4%

Number of locations served	373	384	401	463	502	502	8.4%
Number of cell sites	745	741	1320	1388	1597	1597	15.1%
Number of switches	13	13	13	14	15	15	7.1%

Headcount	1,928	1,976	2,126	2,197	2,282	2,282	3.9%
Estimated Market Share
Total	53%	51%	48%	46%	41%	41%	-5.6 p.p.
Minas Market - excluding Triângulo
Minero region	-	-	-	46%	44%	44%	-2.0 p.p.
Triângulo Mineiro region	-	-	-	0%	4%	4%	4.0 p.p.

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INCOME STATEMENT (BR GAAP)

							(in R$ 000)

	2004		2005			Var. %

	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD	(2Q05/1Q05)

Service Revenues - GROSS	369,648	347,224	347,909	335,713	359,130	694,843	7.0%
Equipment Revenues - GROSS	35,739	26,520	37,187	27,999	31,905	59,904	13.9%

Total Revenues - GROSS	405,387	373,744	385,095	363,712	391,035	754,747	7.5%
Taxes	(100,543)	(99,461)	(99,172)	(100,957)	(102,686)	(203,643)	1.7%
Service Revenues - NET	277,662	255,193	257,523	242,455	264,509	506,964	9.1%
Equipment Revenues - NET	27,182	19,090	28,401	20,300	23,840	44,140	17.4%

Total Revenues - NET	304,844	274,283	285,924	262,755	288,349	551,104	9.7%

Cost of Services	82,733	67,341	64,671	67,176	63,029	130,205	-6.2%
Cost of Equipment	36,384	24,825	40,462	29,254	39,570	68,824	35.3%
Selling & Marketing Expenses	39,637	45,536	56,016	53,569	53,264	106,833	-0.6%
Bad Debt Expense	5,911	5,192	2,819	4,556	5,041	9,596	10.6%
General & Administrative Expenses	15,292	17,822	16,487	10,977	19,380	30,357	76.6%

EBITDA	124,887	113,567	105,469	97,223	108,066	205,289	11.2%
%	45.0%	44.5%	41.0%	40.1%	40.9%	45.0%	0.8 p.p.

Depreciation & Amortization	59,204	57,797	92,563	59,873	60,446	120,319	1.0%
Interest Expense(1)	22,179	27,313	35,828	18,460	41,176	59,636	123.1%
Interest Income	(56,550)	(18,872)	(39,329)	(39,318)	(36,003)	(75,321)	-8.4%
Foreign Exchange Loss	37,486	(46,465)	(32,616)	1,901	(47,151)	(45,250)	-2580.7%
Others	4,480	6,204	5,927	4,428	5,374	9,802	21.4%
Income Taxes	10,931	21,303	5,685	13,391	30,336	43,727	126.5%
Minority Interests	7,444	10,603	5,897	5,709	12,121	17,830	112.3%

Net Income	39,713	55,684	31,514	32,779	41,767	74,546	27.4%

Number of shares (thousand)	350,072,111	350,072,111	350,072,111	350,072,111	353,926,470	353,926,470	1.1%
Earnings per thousands shares (R$)	0.113	0.159	0.090	0.094	0.118	0.211	26.0%
Earnings per ADS (R$)	2.269	3.181	1.800	1.873	2.360	4.213	26.0%

(1)     Interest paid: 2Q04 – R$13,854 thousand; 3Q04 – R12,339 thousand; 4Q04 – R$11,555 thousand; 1Q05 – R$13,068 thousand; and 2Q05 – R$8,236 thousand.

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BALANCE SHEET (BR GAAP)

					(in R$ 000)

	2Q05	1Q05		2Q05	1Q05

Current Assets			Current Liabilities
Cash & cash equivalents	726,762	920,287	Loans & Financing	156,846	195,946
Accounts Receivable	188,843	176,064	Loan Interest	9,589	9,566
Taxes Receivable	92,110	93,944	Suppliers	210,373	222,944
Other Assets	71,559	96,311	Taxes Payable	30,076	24,142

	1,079,274	1,286,606	Dividends	10,960	58,909
			Other Current Liabilities	80,070	59,017

				497,914	570,524
Long-term Assets	222,514	217,727
			Loans & Financing	188,169	267,196
Deferred Assets	9,923	1,214
			Other Long-term Liabilities	66,929	69,894
Plant & Equipment
Cost	1,840,519	1,745,053	Minority Interest	134,574	137,407
Accumulated Depreciation	(1,235,007)	(1,180,190)

	605,512	564,863	Shareholders' Equity	1,029,637	1,025,389

	1,917,223	2,070,410		1,917,223	2,070,410

DEBT POSITION (BR GAAP)

				(in R$ 000)

	2Q05

Debt	R$	US$	Currency Basket Index	Total

Short term	27,061	118,330	11,455	156,846

Long Term	-	188,169	-	188,169

Total	27,061	306,499	11,455	345,015

www.telemigholding.com.br  - 11/13

CASH FLOW (BR GAAP)

		(in R$ 000)

	2Q05	YTD

Operating Activities:

Net income	41,767	74,546
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	60,446	120,319
Monetary variation and foreign exchange loss (principal)	(45,891)	(43,821)
Unrealized income on hedging operations	21,576	23,576
Deferred income taxes and social charges	(605)	(11,379)
Minority interest	12,121	17,830
Other	(4,456)	(3,262)
Changes in operating assets and liabilities	(6,798)	(100,945)
Net cash provided by operating activities	78,160	76,864

Investing Activities:

Proceeds from sale of property, plant and equipment	963	1,077
Capital expenditures	(96,269)	(112,405)
Additions to Deferred Assets	(8,877)	(10,091)
Net cash used in investing activities	(104,183)	(121,419)

Financing Activities:

Amortization of loans	(72,236)	(93,964)
Payment of dividends and interest on capital	(95,266)	(95,266)
Net cash used in financing activities	(167,502)	(189,230)

Net decrease in cash and cash equivalents	(193,525)	(233,785)

Cash and cash equivalents, beginning of the period	920,287	960,547

Cash and cash equivalents, end of the period	726,762	726,762

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GLOSSARY OF KEY INDICATORS

I)   Average Subscribers

          a)     Average subscribers – monthly

Sum of subscribers at the beginning and the end of the month
2

          b)     Average subscribers – quarterly and year to date

Sum of the average subscribers for each month of the period
Number of months in the period

II)   Churn Rate (Annualized)

          a)    Churn % quarterly

Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3

          b)    Churn % – year to date

YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period

III)   MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV)   ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V)   Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI)   Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

          * Considers interest paid.

VII)   Working Capital Variation

Working Capital Variation = ( (DELTA Symbol) Current Assets – (DELTA Symbol) Cash & Cash Equivalents) –
((DELTA Symbol) Current Liabilities – (DELTA Symbol) Short Term Loans and Financing – (DELTA Symbol) Loan Interest – (DELTA Symbol) Dividends)

VIII)   Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX)   Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X)   EBITDA

EBITDA = Operational Revenues – Operational Costs – Operational Expenses* – Bad Debt
*Does not include profit sharing.

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